Mail Stop 3561

February 18, 2010

Mr. John D. Lane
Chief Executive Officer
Lane Co #5, Inc.
2425 Post Road
Suite 205
Southport, CT 06890-1267

      Re: Lane Co #5, Inc.
             Form 10-K for Fiscal Year Ended
             September 30, 2009
             File No. 000-51674

Dear Mr. Lane:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services